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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Home Inns & Hotels Management Inc.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G6647N108
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS Max Wealth Enterprise Limited (“Max Wealth”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		4,655,389 ordinary shares, which consist of (i) 3,955,389 ordinary shares and (ii) American depositary shares that represent 700,000 ordinary shares. Neil Nanpeng Shen may also be deemed to have sole voting power with respect to the above shares.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		See Item 5.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,655,389 ordinary shares, which consist of (i) 3,955,389 ordinary shares and (ii) American depositary shares that represent 700,000 ordinary shares. Neil Nanpeng Shen may also be deemed to have sole dispositive power with respect to the above shares.

WITH:	8	SHARED DISPOSITIVE POWER

See Item 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,655,389 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.6%

12	TYPE OF REPORTING PERSON

CO

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS Neil Nanpeng Shen (“Mr. Shen”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong

	5	SOLE VOTING POWER

NUMBER OF		4,900,389 ordinary shares, which consists of (i) 3,955,389 ordinary shares held by Max Wealth, a company solely owned and controlled by Mr. Shen, (ii) American depositary shares held by Max Wealth that represent 700,000 ordinary shares and (iii) 245,000 shares issuable upon exercise of options held by Mr. Shen that are exercisable within 60 days of December 31, 2008. Max Wealth may also be deemed to have sole voting power with respect to the shares held by it.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		See Item 5.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,900,389 ordinary shares, which consists of (i) 3,955,389 ordinary shares held by Max Wealth, (ii) American depositary shares held by Max Wealth that represent 700,000 ordinary shares and (iii) 245,000 shares issuable upon exercise of options held by Mr. Shen that are exercisable within 60 days of December 31, 2008. Max Wealth may also be deemed to have sole dispositive power with respect to the shares held by it.

WITH:	8	SHARED DISPOSITIVE POWER

See Item 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,900,389 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.9%

12	TYPE OF REPORTING PERSON

IN

ITEM 1(a). NAME OF ISSUER:
Home Inns & Hotels Management Inc.
ITEM 1(b). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
No. 124, Cao Bao Road, Xu Hui District
Shanghai 200235
People’s Republic of China
ITEM 2(a). NAME OF PERSON FILING:
Max Wealth Enterprise Limited
Neil Nanpeng Shen
ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:
Max Wealth Enterprise Limited
c/o Neil Nanpeng Shen
Suite 2215
2/F, Two Pacific Place
88 Queensway Road
Hong Kong
Neil Nanpeng Shen
Suite 2215
2/F, Two Pacific Place
88 Queensway Road
Hong Kong
ITEM 2(c). CITIZENSHIP:
Max Wealth Enterprise Limited — British Virgin Islands
Neil Nanpeng Shen is a Hong Kong citizen.
ITEM 2(d). TITLE OF CLASS OF SECURITIES:
Ordinary Shares
ITEM 2(e). CUSIP NUMBER:
G6647N108
ITEM 3. Not Applicable

ITEM 4. OWNERSHIP:
The following information with respect to the ownership of the Ordinary Shares of the issuer by the reporting persons is provided as of December 31, 2008:
Max Wealth, a British Virgin Islands company, is the owner of 4,655,389 ordinary shares of Home Inns & Hotels Management Inc., which consists of (i) 3,955,389 ordinary shares and (ii) American depositary shares that represent 700,000 ordinary shares. Neil Nanpeng Shen is the sole owner and director of Max Wealth. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, Mr. Shen may be deemed to beneficially own all of the shares held by Max Wealth. In addition, Mr. Shen has the right to acquire 245,000 ordinary shares upon exercise of options within 60 days of December 31, 2008.
ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
Not applicable
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not applicable
ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not applicable
ITEM 9. NOTICE OF DISSOLUTION OF GROUP:
Not applicable
ITEM 10. CERTIFICATION:
Not applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 13, 2009

Max Wealth Enterprise Limited	/s/ Neil Nanpeng Shen
	Name:	Neil Nanpeng Shen
	Title:	Director

Neil Nanpeng Shen	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement